Editorial Contact: Bonita A. Cersosimo
                    Alcoa
                    412-553-4462

 ALCOA EXTENDS TENDER OFFER FOR ALUMAX SHARES

      PITTSBURGH, Pa.  May 7, 1998   Alcoa (NYSE: AA) announced today that
 it has extended the expiration date of the cash tender offer for up to 27 million shares of common stock of Alumax Inc. (NYSE: AMX) at a price of $50 per share to midnight, EDT, on Friday, June 5, 1998. The offer had previously been scheduled to expire on Thursday, May 7, 1998. As of the close of business on May 6 the number of shares of Alumax common stock that had been validly tendered was 23,913,841.

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